PEROT SYSTEMS CORPORATION
RESTRICTED STOCK PLAN
(As Amended through March 22, 2006)
PLAN AMENDMENT
     This Perot Systems Corporation Restricted Stock Plan, as amended, (the “Plan”) , is hereby amended, effective as of September 20, 2009, as follows:
     1. Section 1 of the Plan is hereby amended by adding the following to the end of said Section to read as follows:
Notwithstanding any provision herein to the contrary, the Plan shall remain effective until the consummation of the transactions described in that certain agreement and plan of merger dated September 20, 2009, by and between the Perot Systems, Dell Inc. and DII Holdings Inc. (the “Merger Agreement”). Upon the consummation of the transactions described in the Merger Agreement (the “Effective Time”), the Plan shall terminate, unless sooner terminated under this Section 1 of the Plan (the “Merger Termination”); provided, however, that the Merger Termination shall not occur, in the event the Merger Agreement is terminated prior to the Effective Time.
     2. Section 5 of the Plan is hereby amended by adding the following to the end of said Section to read as follows:
All Restricted Stock issued under this Plan has fully vested, such that, no outstanding Restricted Stock awards exist under the Plan. However, in the event that any additional awards of Restricted Stock are granted before the Plan terminates pursuant to Section 1, in the event of a Change in Control, the Board may in its discretion accelerate the vesting of any such outstanding Restricted Stock awards and cancel such outstanding vesting awards in exchange for a cash payment. In the event a cash payment is provided in exchange for a cancelled Restricted Stock award, such cash payment shall be provided to the Participant as soon as practicable following the Change in Control, but, in any event, no later than during the calendar year in which the Change in Control occurs or, if later, two and one-half (2 1/2) months after the Change in Control.
     3. This Plan Amendment shall not be deemed to adversely affect or alter any rights or restrictions relating to shares of Common Stock issued pursuant to the Plan. Except as modified by this Plan Amendment, all the terms and provisions of the Plan, as previously amended and restated, shall continue in full force and effect.
     IN WITNESS WHEREOF, Perot Systems Corporation has caused this Plan Amendment to be executed on its behalf by its duly-authorized officer on this 2nd day of November, 2009.

PEROT SYSTEMS CORPORATION
By:	/s/ Thomas D. Williams
Its:	Vice President, General Counsel & Secretary